Filed by CME Group Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: NYMEX Holdings, Inc.

Subject Company’s Commission File No.: 001-33149

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Thomson StreetEventsSM

CME - CME Group Inc. to Acquire NYMEX Holdings, Inc.-Conference Call

Event Date/Time: Mar. 17. 2008 / 8:30AM ET

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Mar. 17. 2008 / 8:30AM, CME - CME Group Inc. to Acquire NYMEX Holdings, Inc.-Conference Call

CORPORATE PARTICIPANTS

John Peschier

CME Group - IR

Terry Duffy

CME Group - Executive Chairman

Richard Schaeffer

NYMEX - Chairman

Jim Newsome

NYMEX - President and CEO

Craig Donohue

CME Group - CEO

Jamie Parisi

CME Group - CFO

CONFERENCE CALL PARTICIPANTS

Rich Repetto

Sandler O’Niell - Analyst

Howard Chen

Credit Suisse - Analyst

Chris Allen

Banc of America Securities - Analyst

Mike Vinciquerra

BMO Capital Markets - Analyst

Rob Rutschow

Deutsche Bank - Analyst

PRESENTATION

Operator

Good day ladies and gentlemen and welcome to the CME Group and NYMEX Holdings investor conference call. I will now turn the call over to John Peschier, Managing Director of Investor Relations of CME Group. Please proceed.

John Peschier - CME Group - IR

Thank you very much and thank you all for joining us today to discuss CME Group’s definitive agreement to acquire NYEX. To obtain a copy of our release and accompanying slides for this call, please go to either of the CME Group or NYMEX websites under investor relations. This morning we will walk you through the details of the transaction and then we will open up the call for your questions.

Before I turn this over to Terry Duffy, Executive Chairman of CME Group, I will read the Safe Harbor language. Statements made on this call or included in the accompanying slides that are not historical facts are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statements.

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Mar. 17. 2008 / 8:30AM, CME - CME Group Inc. to Acquire NYMEX Holdings, Inc.-Conference Call

More detailed information about factors that may affect our performance and our ability to complete the transaction may be found in our press release for the merger and in CME Group’s and NYMEX Holdings filings which are available on our respective websites. Additional information about this transaction will be available on cmegroup.com and nymex.com.

Now I would like to turn the call over to Terry.

Terry Duffy - CME Group - Executive Chairman

Thanks, John, and thank you for joining us this morning. With me today are Richard Schaeffer, the Chairman of NYMEX; Craig Donohue, CEO of CME Group; Jim Newsome, the President and CEO of NYMEX; Jamie Parisi, CME Group’s Chief Financial Officer; and Ken Shifrin, the CFO of NYMEX. I’m also happy to have the Vice-Chairman of the CME Group, Charlie Carey with us today and former Chairman, Jack Sandner also here.

This morning our two companies announced a historic transaction in which CME Group will acquire NYMEX Holding for cash and stock worth approximately $9.5 billion in total. Our institutions both have distinguished histories and colorful traditions with NYMEX founded in 1872 and the earliest predecessor to CME Group Chicago Board of Trade dating back to 1848. In 2006, we formed a partnership to provide electronic trading for NYMEX products expanding access to their products around the world.

Today we are announcing the natural extension of our strong partnership, joining the world’s leading financial and agricultural futures exchange with the world’s leading energy and metals exchange to provide customers with a full spectrum of products. The combination of two of the industry’s leading and most dynamic exchanges allows us to enhance the efficiencies and opportunities available to derivatives industry participants worldwide and provides a stronger foundation for us to build on our proven track records of growth and innovation, additionally joining with NYMEX further build, CME Group’s presence in New York and in locations where energy and metals products are central to risk management strategies, particularly in the Middle East and Asia.

We also remain committed to providing customer choice in terms of trading venues. We will continue to operate a trading floor in New York as we do in Chicago. We have each spent the past several years leading our organizations to dramatic and successful transformations of our business models. We see considerable global competition from other regulated exchanges, from cash markets and from the larger highly profitable over-the-counter marketplaces.

Competing successfully over the long run requires diversity of product offerings, considerable size and scale and widespread global reach. The combination of CME Group and NYMEX will help ensure that the U.S. will continue to have a leading position in the global financial services industry. We have a proven ability to integrate large-scale businesses. As many of you know, we recently transitioned the electronic CBOT interest-rate equity and agricultural products under CME Globex ahead of schedule and within six months of the close of our merger. The integration efforts were orchestrated by our operations team with considerable customer participation and input. We identified significant operational savings for clearing firms and end-users, and with record CBOT volumes in February, we believe all constituents are reaping the benefits.

As we add more users around the globe and deepen our liquidity, our customers will see further savings from lower frictional costs and greater trading opportunities. The transaction between CME Group and NYMEX also provides great value for all participants in the futures arena. Shareholders from both companies will benefit from increased growth opportunities and an overall reduction of operating costs. End users will benefit from the increased liquidity and diverse product offering similar to the benefits of the CBOT transaction. Also, clearing firms will benefit significantly from the freeing up of significant capital to the combination of the clearing operations, operational and development savings, combined shareholder requirements and from streamlined customer service.

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Mar. 17. 2008 / 8:30AM, CME - CME Group Inc. to Acquire NYMEX Holdings, Inc.-Conference Call

If you look at slide 3, you can see this transaction is both strategically accretive and financially compelling. The major strategic benefits include the diversification of our product offerings, enhanced OTC opportunities of the combined company and the opportunity to leverage our size and scale. The deal is also financially compelling with approximately $60 million of expected cost synergies and additional potential growth opportunities. We expect the transaction to be accretive on a GAAP basis within 12 to 18 months of the close of the transaction which we anticipate will occur in the fourth quarter of this year. Later in the call, Craig will provide additional details on the many benefits of this deal.

Before he does that, I would like to now turn this call over to Richie to provide his perspective. Richie?

Richard Schaeffer - NYMEX - Chairman

Thank you, Terry. We are very excited to be here with all of you today to announce this transaction with the CME Group, one that we believe serves the best interests of NYMEX shareholders and all of those who participate in the global commodities and derivatives industries. The combination is unique opportunity for all NYMEX shareholders to participate in a significant way in the future growth of globally competitive — of a globally competitive diversified company.

For CME Group shareholders who may not be as familiar with NYMEX, our company has delivered record results to shareholders every quarter since its IPO in 2006 with record volumes, industry-leading margins, and gains in market share on a consistent basis. We have also been innovative in identifying and pursuing partnerships that can open new growth avenues for us such as the recent Green exchange announcement and the LCH initiative as well as long-standing efforts for the Dubai Mercantile Exchange and IMAREX of Norway.

Over the past several months, the NYMEX Board of Directors conducted a thorough review of a range of strategic options for maximizing NYMEX’s long-term growth and earnings potential. We concluded that the CME Group is the best partner for us to help grow NYMEX’s business and take it to the next level. CMA is a large, extremely well diversified business with excellent standalone growth performance and potential.

CME has also developed some plans for growing the combined CME and NYMEX for the benefit of our shareholders and our customers. Frank will discuss some of these plans in just a few moments.

We believe that we will be able to grow faster and deliver greater value to our shareholders as part of the CME Group than we would otherwise be able to do on our own, either independently or through any other potential combination or alternative.

As slide 4 shows, the partnership with CME has been tremendous for NYMEX volumes allowing our benchmark contracts to be distributed globally on the leading electronic derivatives platform. We strongly believe that the CME Group is the right partner at the right time for NYMEX shareholders, members and customers.

For NYMEX shareholders, this combination strengthens our competitiveness on a global basis which will help us grow faster while giving shareholders the opportunity to participate in that growth. For members, a combined platform offering the NYMEX benchmark contracts with a broad slate of CME Group contracts will allow us operational efficiencies and growth opportunities that have not before existed. For our customers, the combined platform of NYMEX and CME Group will bring capital efficiencies in new and innovative ways of managing our risk. CME Group is the right partner at the right time to help NYMEX reach this next level.

As part of the transaction, NYMEX is required to offer to purchase the 816 outstanding NYMEX Class A memberships for consideration not to exceed $500 million in the aggregate or approximately 612,000 per membership. The closing of this transaction will be conditioned on among other things at least 75% of the memberships being repurchased. As Terry said, we will continue to run a trading floor here in New York. We plan on staying right here in the building for quite a while. We will be meeting and communicating with our members to provide details about this process. We are very excited about the tremendous long-term opportunities the transaction brings to the marketplace and to NYMEX shareholders.

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Mar. 17. 2008 / 8:30AM, CME - CME Group Inc. to Acquire NYMEX Holdings, Inc.-Conference Call

I will now turn it over to my partner, Jim Newsome.

Jim Newsome - NYMEX - President and CEO

Thank you, Richie. This transaction builds on our successful partnership, as Terry mentioned earlier, and it will provide additional benefits. Market participants will continue to rely on the price transparency and liquidity they have grown to expect from both exchanges while utilizing the CME Globex Electronic Trading Platform and gaining operational and capital inefficiencies. Importantly even with the merger, NYMEX will continue to maintain an important presence in the New York area by having both operations and management located here.

As Richie mentioned, this combination will help take us to the next level in the growth of our business. The combination of NYMEX and CME Group brings together the strengths of both companies and developing innovative risk management products and it will create new opportunities in new markets for new products and new customers.

Looking ahead, by combining these two exchanges, we are creating a state-of-the-art exchange that we believe will be better positioned than any other to meet our customers’ constantly increasing demands for efficiency. We believe this combination will create opportunities to compete internationally and across asset classes giving us opportunities for new products and new markets for our new customer base.

At this point, I will turn it over to Craig to go through some of the details.

Craig Donohue - CME Group - CEO

Thank you Jim and Rich. It is an honor to be here with the NYMEX team and to have the opportunity to discuss the benefits of this combination. Let me start with the transaction summary on slide 5.

Under the terms of a definitive agreement, shareholders of NYMEX will receive total consideration equal to 0.1323 shares of CME Group Class A common stock and $36 in cash for each share of NYMEX common stock outstanding for an aggregate of approximately 12.5 million shares of CME Group Class A common stock and cash of $3.4 billion. NYMEX shareholders will hold approximately 18.6% of the combined company on a pro forma basis.

Shareholders of NYMEX can elect to receive either CME Group Class A common stock or cash for each share of NYMEX common stock. The exact amount of the cash and stock consideration to be received by each NYMEX shareholder will be determined by proration in the event that total cash elections are either greater than or less than the mandatory cash component of approximately $3.4 billion. CME Group may choose to increase the cash amount if NYMEX shareholders elect to receive more than $3.4 billion in cash under certain circumstances.

As previously mentioned, we expect the deal to be accretive on a GAAP basis within 12 to 18 months after the close which we anticipate will occur before the end of this year.

Turning to slide 6, you can see that there are substantial expected benefits from this transaction for customers and shareholders of both companies. You have heard both Kerry and Rich mention several of them and I am going to examine some of the benefits in a little bit more detail starting with global growth.

Slides 7 and 8 help to illustrate the significant opportunity in the energy markets and how we believe the combined company will be well-positioned to continue to capitalize on the global derivatives growth trend. CME Group has developed significant capabilities over the last decade and we expect to leverage these capabilities to enhance NYMEX volume growth by stimulating additional demand for energy and metals products.

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Mar. 17. 2008 / 8:30AM, CME - CME Group Inc. to Acquire NYMEX Holdings, Inc.-Conference Call

Each of our companies has begun to develop relationships on a global basis and our ability to market our joint products should lead to the ability to cross-sell across our entire combined product suite. In addition to significant activity in the U.S. and Europe, CME Group has begun a push into South America and Asia while NYMEX has been a first mover in building strong relationships in the Middle East.

Slide 9 outlines the numerous benefits of our intermediaries and customers. We expect to bring efficiencies to our users by providing a single point of contact for products, technology, and OTC offerings. In terms of capital savings, by combining the financial safeguards and shareholding requirements of our users, we estimate we would free up hundreds of millions of dollars of capital. In addition, we estimate annual back-office savings of $25 million for our clearing member firms, building on the estimated $75 million we save these firms annually based on the CME CBOT merger.

We continue to help our customers manage risk through the use of our products. The addition of NYMEX to the CME Group further increases the diversification of our product mix. In providing the broadest set of products, our performance is not reliant on one particular product line. Additionally, this increased diversification broadens the opportunity to create new spread trading opportunities across asset classes.

Slide 10 shows the resulting revenue split by product displaying significant diversity in our business.

Moving on to slide of 11, we have identified approximately $60 million in expense synergies which represents approximately 40% of the addressable NYMEX expense base. The portion of their expenses that are not included in the addressable amount are depreciation and amortization and direct transaction costs, which include the payment made to CME Group for electronic trading as well as certain ClearPort market maker programs that are presently in place. Approximately 50% of the $60 million is related to technology clearing and operations savings and the other 50% is related to a reduction in administrative costs.

As has been mentioned, we intend to keep a presence in the New York area. Our current plans are to retain the existing real estate as long as the floor meets revenue and profitability tests and to consolidate the NYMEX trading floors from two to one at the current NYMEX location.

Turning to slide 12, we also see the potential for additional growth opportunities. Several of the categories relate to enhancing our global sales approach with a fuller complement of products. In the OTC arena, we also expect to see increased results through our combined resources and strategies.

If you turn to the next slide, you can see a few examples. In our view, the ClearPort offering is an important growth driver for the company and the potential interest rate swaps and FX area is also a tremendous long-term growth opportunity.

Slide 14 shows a map of the world with notations for the significant partnerships that we will have in place as well as the growing number of telecommunications hubs around the globe. NYMEX has expanded its energy presence globally through its existing relationships with the Dubai Mercantile Exchange, the Norwegian Freight Derivatives EXCHANGE, IMAREX, and the recently announced initiative with the Green exchange which will all remain unchanged under the terms of our merger agreement. CME Group’s recent efforts in Brazil along with our increased focus on Asia will only be enhanced by this combination of our two companies.

Our benchmark products have global appeal. We are building relationships with foreign exchanges, government agencies, licensing providers and by launching new products that are relevant to users in those time zones. By unifying our international efforts, we will become an even more attractive partner. Other exchanges that have primarily domestic distribution may look to us to significantly increase their worldwide distribution by leveraging our network of customers and our capabilities to execute.

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Mar. 17. 2008 / 8:30AM, CME - CME Group Inc. to Acquire NYMEX Holdings, Inc.-Conference Call

In summary, CME Group is committed to providing market users around the world with the broadest array of benchmark products, deep pools of liquidity and the choice of trading on our electronic platform or our trading floors. Because energy and metals markets complement our diverse suite of product offerings, this acquisition creates immediate and long-term value for our combined company, our customers and our shareholders. We have a proven track record of completing large-scale integrations on schedule and according to plan with a focus on ensuring a seamless experience for customers in our markets.

In addition to operational cost efficiencies, the combined company expects to further distribute NYMEX products and COMEX products and expand OTC trading opportunities ensuring that CME Group can sustain its strong globally competitive position in the future.

Before we open this call up to your questions, I want to discuss the roadmap to completion which you can see on slide 15. We will file a joint proxy statement/prospectus with the SEC. At the appropriate time, NYMEX Holdings and CME Group will conduct a shareholder vote and will ask NYMEX members also to vote on amendments to the NYMEX charter and bylaws and to sell their memberships to the company. We also need the necessary regulatory approvals and we expect this process to take six to nine months in total.

With that, we will open the call up your questions. Thank you.

QUESTIONS AND ANSWERS

Operator

(OPERATOR INSTRUCTIONS). Rich Repetto.

Rich Repetto - Sandler O’Niell - Analyst

Good morning, guys. First, I want to congratulate both teams of CME and NYMEX on the historic transaction here. I guess the first question is on the synergies, Craig. The $60 million — the NYMEX had outlined a pretty strong fundamental or aggressive cost-cutting program at the beginning of the year. Does the $60 million — is it inclusive of that or is it on top of — they outlined basically around $22 million in cost savings at the beginning of the year?

Jamie Parisi - CME Group - CFO

Hi, Rich, this is Jamie. Yes, you are right. They had a cost savings program of around $22 million, $12.5 million of that roughly was tied to the real estate and potentially moving. And as we said, we are going to keep the trading floors in New York so that piece of it we won’t be capturing. But the $60 million was based on work that we have done and was based off of numbers that NYMEX had worked with us on that already included a significant portion of the other piece, the other $10 million. So in short, a good portion of the $22 million is in addition to the $60 million and the piece that relates to the real estate just does not.

Rich Repetto - Sandler O’Niell - Analyst

Understood. And then the next question would be — Craig, you have been very credible on your work with the DoJ and at least in the CBOT case, so I was just trying to see the confidence level and the groundwork that has been done with the Department of Justice in regards to this transaction?

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Mar. 17. 2008 / 8:30AM, CME - CME Group Inc. to Acquire NYMEX Holdings, Inc.-Conference Call

Craig Donohue - CME Group - CEO

Yes, thank you, Rich. I mean obviously we prepare well for these kinds of situations as we did in the merger between Chicago Mercantile Exchange and the Chicago Board of Trade. We certainly feel that we have done that here as well. As you know, I mean, we have to be mindful of the process that we will go through with the Department of Justice which last time was a very professional process and we are prepared for that and confident that we will be successful.

Rich Repetto - Sandler O’Niell - Analyst

Okay, that’s all I have. Congrats, guys.

Operator

Howard Chen, Credit Suisse.

Howard Chen - Credit Suisse - Analyst

Good morning, everyone. Congratulations to all of you on this morning’s announcement. Thanks for speaking to the strategic and financial benefits of the deal. I was hoping to hear from both management teams as to why now was the right time to strike a deal. Maybe Rich and Jim, could you please touch on why this was the right time to pursue a sale of the franchise? And Craig and Terry, can you walk us through your thoughts on why this is the right time to maybe strike a deal particularly in light of the change in relative values and what is going in the broader market environment?

Richard Schaeffer - NYMEX - Chairman

Number one — it’s Rich Schafer. Number one, it is important to say that this wasn’t done quickly just at this point in time. We have been building to this for quite a long period of time. It started originally with our partnership with them that began many years ago with access electronically, then continued to our partnership with the CME in the Globex situation. So this isn’t something we thought of a week ago and are implementing today. This is a plan that we have been working on for quite a period of time.

It has been a strategic objective of ours to pick the right situation to stay on our own, to partner with another exchange, or what would be the appropriate way to grow this business and maximize the potential. It was clear to us unanimously voted by the NYMEX Board that the CME was the only partnership potential that would bring the most growth for the future of this exchange. We can’t control the price of the stock market, however, we both sustain stable companies with growth. As we’ve said, we have grown our business each quarter with record profits each quarter, never disappointed our analysts. We plan not to disappoint them again with our growth, with our partners Terry, Craig and their company. And we think this is a great time.

Irrespective of the price of the stock at this point in time, the growth and the potential is going to create a great joint company with tremendous financial benefits to all of our investors in terms of growth of company and stock price.

Jim Newsome - NYMEX - President and CEO

Howard, this is Jim. As you know, we operate in a very competitive environment and we think the opportunities through the combined company of the CME Group and the NYMEX puts us in a position to better compete in this globally competitive marketplace and now is certainly the right time for us to move forward. We are completely convinced regardless of what is going on within the stock market that this combination is going to create more value for both sets of shareholders.

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Mar. 17. 2008 / 8:30AM, CME - CME Group Inc. to Acquire NYMEX Holdings, Inc.-Conference Call

Terry Duffy - CME Group - Executive Chairman

Hey Howard, it’s Terry Duffy. Let me just echo both Richie and Jim and also remind you know with a Chicago Board of Trade transaction, we had a bit of a history by doing the processing of the clearing before we did the transaction and I think that was very beneficial to the CME Group and for the Board of Trade also. And I do believe that since we have had an opportunity to have NYMEX on our system since ‘06, it was the natural progression to go down this path. And I echo Richie’s comments, you know, market timing is almost impossible to ever initiate so this was just the right time from a business perspective and again, we are very happy to announce it today.

Howard Chen - Credit Suisse - Analyst

Great, thanks. That all makes a lot of sense. I also had a few follow-up questions on the financial terms and synergy estimates. In the prepared remarks, Rich, you alluded to the fact that you plan to stay in the building for quite some time and Craig, I think you echoed that somewhat. In the preliminary negotiation release and previous management statements, it appeared you might have an option to move somewhere else within the New York metro area and perhaps garner some proceeds from a building sale and generate some tax savings. Can you discuss why if at all your thinking has shifted a bit on the topic?

Craig Donohue - CME Group - CEO

Yes, Howard, let me address that. You know obviously we have been very successful at CME Group with what we call a hybrid model where not only do we afford customers the ability to trade on the CME Globex platform but we also afford customers the opportunity to continue trading in the open outcry format which has been incredibly profitable for us and a continuing source of very deep liquidity in many of our products particularly those products that are not yet you know very well adapted to electronic trading. In the course of the time since our first preliminary disclosure and today’s announcement, we have been working very closely with the leadership at NYMEX and with the trading community to best understand how we can continue that successful set of alternatives in the NYMEX and COMEX products and we are very strongly believe that this is the right choice and the right decision. And the same way that it has been I think a very large success in the Chicago markets, we think it will be very successful here in New York as well.

The trading community here is very important. They will continue to be very important market makers, liquidity providers and customers of our combined exchange and that recognition is embodied in today’s announcement where we will maintain the current trading floor facilities through the term of the existing occupancy agreement here and then thereafter in the New York and Manhattan area depending on how the business evolves, which we can’t really predict right now.

Howard Chen - Credit Suisse - Analyst

Okay and then with regards to the clearing, in the slides you speak to the capital efficiencies and that NYMEX will ultimately adopt the CME Group clearing model. But does that specifically mean that two clearinghouses will ultimately become one? Is that factored within this $60 million of cost synergies?

Craig Donohue - CME Group - CEO

Yes, let me just say on that that obviously there is a lot of work that we will do together to develop a very detailed integration plan just as we did in the combination between CME and the Chicago Board of Trade. I can’t speak to how that will come out. Obviously we will be looking to integrate our clearing functions so that we can realize synergies and those are part of the plans that we have. As to whether there will be a continuing separate clearinghouse, that remains to be seen and we will just have to work on that together in the coming months.

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Mar. 17. 2008 / 8:30AM, CME - CME Group Inc. to Acquire NYMEX Holdings, Inc.-Conference Call

Howard Chen - Credit Suisse - Analyst

Great, thanks Greg. And then you also on slide 11, you speak to the fact that you are migrating or you hope to migrate NYMEX ClearPort Electronic Trading and Clearing Chicago. Are you factoring in any tax related savings from that migration into your 12th to 18th month breakeven expectations?

Jamie Parisi - CME Group - CFO

Certainly as the revenue is sourced from Chicago, that could have an impact, yes. And as we put these two companies together and we have got locations around the world now and partnerships around the world, we will continue to look to optimize the tax structure.

Howard Chen - Credit Suisse - Analyst

Okay and then another one for you, Jamie. Can you discuss — have you factored in any revenue synergies or dyssynergies from pricing harmonization of the two fee schedules? Any order of rulebook harmonizations, market data harmonizations?

Jamie Parisi - CME Group - CFO

I think it is too early to talk about pricing but certainly there are revenue synergies associated with the transaction. You know we are leveraging their OTC expertise into the CMA product set. We are cross-selling to both customer sets and we will be leveraging our sales and marketing organization into all the products.

Howard Chen - Credit Suisse - Analyst

Okay, and then a final quick one for you, Jamie. In light of the current market environment, can you discuss what you think or what you would be using for your pretax cost of debt assumption? I think the last time you guys came to the market it was around LIBOR minus a couple of bps.

Jamie Parisi - CME Group - CFO

Yes, on a shorter term that is right. That is still where we are at and if there is a term piece it might be a bit more than that. But overall, I would say probably as the markets stand today somewhere in the 4% or less.

Howard Chen - Credit Suisse - Analyst

Thanks a lot. Thanks again everyone for taking the questions. Congratulations.

Operator

Chris Allan, Banc of America Securities.

Chris Allen - Banc of America Securities - Analyst

Hey guys, congratulations. A couple of questions for Rich and Jim. First just on the membership payout, how is that going to be funded and have you gotten a feel for what the members are thinking right now in terms of agreement with the deal?

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Mar. 17. 2008 / 8:30AM, CME - CME Group Inc. to Acquire NYMEX Holdings, Inc.-Conference Call

Richard Schaeffer - NYMEX - Chairman

We are not going to comment yet on how it is funded. We are yet to work out the plan on the funding. That will be discussed with the CME leadership and that will follow in the up-and-coming days or weeks. No, we are going to go out, we’re going to educate the membership as to why we think this is beneficial for them. Some of the members are stockholders and seat permit owners and some are just trading right owners. We are going to go out and we’re going to explain to them why we believe this is beneficial for the entire institution.

We, as I said, we voted 15-0 unanimously to support this. We are going to begin the education process as soon as we get done with our morning press conferences. So stay tuned. We will do it efficiently, we will explain it. We think at the end of the day people will see the merits, understand it and surely support the merger with the CMA. Jim, do you want to comment?

Jim Newsome - NYMEX - President and CEO

Yes, I mean the only thing I would say, Chris, is that with regard to that value, we have a transparent open market almost trading rights now. We have had that for many, many, many years so we are able to see where those rights trade every day and we think we have done a good job of capturing that overall value and we will move forward with regard to educating our members and trading right holders. And we are confident that at the end of the day that they will agree with us.

Chris Allen - Banc of America Securities - Analyst

And then, Jamie, can you just comment on what your capital position would look like post deal and how much flexibility you are going to have there?

Jamie Parisi - CME Group - CFO

Yes, Chris. Right now as it stands at the lower end those $3.4 billion worth of cash committed to the deal plus $500 million obviously for the seat repurchase puts it at $3.9 billion total. There is the potential for oversubscription on the cash portion and that is something that — whether at our CME Group’s option whether or not we decide to go beyond that — the 3.4. So we will take on debt some debt to finance the $3.9 billion. We have got roughly $1 billion, $1.5 billion of cash likely at the point in time where this closes that we can put against this so we are probably in the neighborhood of $2.4 billion or so in debt.

Chris Allen - Banc of America Securities - Analyst

And then I mean that would still seem to imply you have some flexibility there. Have you guys given any thought to share repurchase authorization just given where the share price is right now?

Jamie Parisi - CME Group - CFO

I mean this is — I mean here — we are putting $3.9 billion worth of cash at least into a deal that is akin to a share repurchase. Of course it is something that we discuss on a regular basis with our Board of Directors.

Chris Allen - Banc of America Securities - Analyst

Thanks a lot, guys.

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FINAL TRANSCRIPT

Mar. 17. 2008 / 8:30AM, CME - CME Group Inc. to Acquire NYMEX Holdings, Inc.-Conference Call

Operator

Mike Vinciquerra, BMO Capital Markets.

Mike Vinciquerra - BMO Capital Markets - Analyst

Thank you and good morning. Can you guys talk a little bit more about maybe a couple of specific areas where you see revenue growth opportunities straight from the combination? My understanding is that that is probably as attractive in this deal as the certainly the cost side.

Craig Donohue - CME Group - CEO

Yes, Mike, it is Craig and I will talk about that a little bit. I mean obviously one of the things that we have been doing at CME Group is really strengthening our global sales and marketing functions fairly extensively not just on a global basis but also with a fairly high degree of segmentation across different customer segments, trying to make sure that we are reaching the full range of customers that are likely to have an interest in trading our products. And one of the areas in particular where we have been very successful is at this area of cross-selling where there are large customer segments, hedge funds, and electronic proprietary trading groups to name a few that have an appetite for trading a broader range of our products and we have been quite successful at introducing them from stock index futures into foreign exchange interest rates and then more recently, you know energy and metals products.

So I think that will be one area in which we can work together. I think there also will be a lot of interesting opportunities for us just on a geographic basis. We cover different parts of the world in terms of penetration if you will and I think we will be able to take advantage of our different franchises in that respect. And then lastly, obviously new product development and functionality development with the trading system to help facilitate spread trading across our different markets will be all areas of interest for us from a revenue and growth perspective.

We have also been I think fairly aggressive in terms of some of the membership programs that we have adopted or incentive programs to try to attract customers to our markets on a lower cost basis, hedge funds being a great example of that. I think there is room for us to work together there as well to actually increase trading volumes and bring customers into the market through those kinds of programs and policies.

Mike Vinciquerra - BMO Capital Markets - Analyst

Great. Thank you for those thoughts. And one other thing, you announced separately the sale of your metals complex NYSE Euronext last week. Can you discuss at all how that transition works or if there are any financial details you can share about that?

Craig Donohue - CME Group - CEO

Well I will just comment very briefly on that. Obviously we have been trying to determine sort of the best way to transition those products given that we have had this trade matching services agreement with NYMEX for a while. And we have been trying to find an effective way to keep those customers able to trade those products. This is a very good solution for us because the Board of Trade Metals products were already being posted on the Life Connect platform and so obviously New York Stock Exchange Euronext Life is in a very good position to maintain a lot of continuity for the customers that are accustomed to trading the e-CBOT metals products. So we are very happy with that outcome from a customer perspective and beyond that we are not going to comment at this point further on the economics of that arrangement.

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FINAL TRANSCRIPT

Mar. 17. 2008 / 8:30AM, CME - CME Group Inc. to Acquire NYMEX Holdings, Inc.-Conference Call

Mike Vinciquerra - BMO Capital Markets - Analyst

Okay, thank you. Congratulations, guys.

Operator

Rob Rutschow, Deutsche Bank.

Rob Rutschow - Deutsche Bank - Analyst

Hi, good morning everybody. The first question I have relates to the building. I guess I am just not understanding. I think NYMEX has a fair amount of extra space there so are you anticipating keeping that or are you anticipating getting rid of some of it and have that in the cost savings as well?

Craig Donohue - CME Group - CEO

Rob, let me take that and just say that we have been looking at obviously part of reaching our agreement, the various arrangements that are in place today with respect to this facility. You know, there is an occupancy agreement that has certain terms and conditions in it that we want to fully comply with. The ability to realize value in the longer term in terms of any potential sale of this building is dependent on our compliance with that occupancy agreement. So we feel that this is the best arrangement for us in terms of the long term and so whether there are things that could be done with excess capacity remains to be determined and that is something that would have to be done in conjunction with the local authorities here because of the incentive agreements that exist.

Rob Rutschow - Deutsche Bank - Analyst

Okay. My second question is a little bit more of a general business question. Obviously we have had very volatile markets on the credit side and so what I am wondering is how much of the assets that are pledged to the respective clearinghouses are represented by mortgage-backed securities? And you know, there has been a bit of a decoupling of the values there versus the treasuries, so I am wondering how you mitigate that risk as well?

Jamie Parisi - CME Group - CFO

I would say, Rob, that the vast majority of the securities that are posted with a clearinghouse are treasury type securities.

Craig Donohue - CME Group - CEO

Yes, Rob. You can actually see on both the CME Group and a NYMEX website the forms of collateral that are able to be posted by clearing member firms with us and I think you will find it to be extremely high-quality collateral. Essentially, as Jamie noted, most of it is U.S. Treasuries but you will see other very, very high quality collateral and that has been true for many years. We don’t generally accept very illiquid collateral or collateral that generally —

Rob Rutschow - Deutsche Bank - Analyst

Well, I was looking at the list and I was just specifically asking about the mortgage-backed agency mortgage-backed — we’ve have had a bit of a decoupling from the treasuries.

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FINAL TRANSCRIPT

Mar. 17. 2008 / 8:30AM, CME - CME Group Inc. to Acquire NYMEX Holdings, Inc.-Conference Call

Richard Schaeffer - NYMEX - Chairman

It’s the same in NYMEX. It’s Rich Schaeffer. We have very negligible risk in any of those instruments and we are very comfortable with our position. It is not an issue for either of our exchanges.

Rob Rutschow - Deutsche Bank - Analyst

Okay, thanks a lot.

Operator

I would now like to turn the call over to Terry Duffy for closing remarks.

Terry Duffy - CME Group - Executive Chairman

Well let me again thank everybody for joining us this morning and we look forward to updating all of our shareholders as we continue to work through this process. And again, thank you for being on today.

Operator

Thank you all for your participation in today’s conference. This concludes the presentation. You may now disconnect and have a good day.

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